HOTH THERAPEUTICS, INC.

1 Rockefeller Plaza, Suite 1039

New York, New York 10020

December 14, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Effie Simpson
Doug Jones
Julie Griffith
Susan Block

Re:	Hoth Therapeutics, Inc.
Registration Statement on Form S-1
Filed October 10, 2018
File No. 333-227772

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Hoth Therapeutics, Inc., a Nevada corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 26, 2018 (“Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Form S-1 filed on October 10, 2018

Financial Statements, page F-1

1.                  We note the terms of the stock split have been determined and several references made throughout the filing to post-split information. Please note that to the extent the stock split occurs at or prior to the effective date of the registration statement you are required to give retroactive effect to the stock split in the financial statements, including footnote disclosure explaining the change made and state the date the change became effective, and to applicable historical amounts elsewhere. Please revise accordingly. Refer to the guidance in ASC 260-10-55-12 and SAB Topic 4:C.

Response:

The Company has addressed the foregoing comment in the financial statements.

Sincerely,

Hoth Therapeutics, Inc.

\s\ Robb Knie
By: Robb Knie
Title: Chief Executive Officer